

12014335

SECURITIES AI
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68300

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF ___12/31/11___
MM/DD/YY

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

FLOW TRADERS US LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1095 Avenue of the Americas, 24th Floor,   Suite B
(No. and Street)

New York	**New York**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wouter Buitenhuis	**(917) 210-5020**
	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[   ] Public Accountant
[   ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Wouter Buitenhuis**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Flow Traders US LLC** as of **December 31, 2011** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Operating Officer
Title

Subscribed and sworn to before me this

__24th__ day of __February__ , 2012

"OFFICIAL SEAL"
Philip C. Ryan
Notary Public, State of Illinois
My Commission Expires 08/20/2012

Notary Public

This report** contains (check all applicable boxes)
[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

OATH OR AFFIRMATION

I, **Wouter Buitenhuis,** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Flow Traders US LLC** as of **December 31, 2011** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ None _____

_____
Signature

_____
Chief Operating Officer
Title

Subscribed and sworn to before me this

24th day of **February** , 2012

_____
Notary Public

This report** contains (check all applicable boxes)
[x] (a)   Facing Page.
[x] (b)   Statement of Financial Condition.
[ ] (c)   Statement of Income (Loss).
[ ] (d)   Statement of Cash Flows.
[ ] (e)   Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f)   Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g)   Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h)   Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i)   Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j)   A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k)   A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l)   An Oath or Affirmation.
[ ] (m)   A copy of the SIPC Supplemental Report.
[ ] (n)   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o)   Independent Auditors' Report on Internal Accounting Control.
[ ] (p)   Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

FLOW TRADERS US LLC

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2011
AVAILABLE FOR PUBLIC INSPECTION



RYAN & JURASKA

CERTIFIED PUBLIC ACCOUNTANTS

FLOW TRADERS US LLC

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2011
<u>**AVAILABLE FOR PUBLIC INSPECTION**</u>



RYAN & JURASKA

Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Member of
Flow Traders US LLC

We have audited the accompanying statement of financial condition of Flow Traders US LLC (the "Company") as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Flow Traders US LLC as of December 31, 2011, in conformity with accounting principles generally accepted in United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 24, 2012

FLOW TRADERS US LLC

Statement of Financial Condition

December 31, 2011

Assets

Cash	$	1,128,778
Securities owned, at fair value		148,967,696
Receivable from broker-dealers		6,299,159
Receivable from affiliates		288,125
Furniture, equipment and leasehold improvements (less accumulated depreciation and amortization of $1,188,236)		2,775,102
Other assets		711,351
	$	160,170,211

Liabilities and Member's Equity

Liabilities:		
Loan payable to broker-dealer	$	149,475
Securities sold, not yet purchased, at fair value		109,412,749
Payable to broker-dealer		16,067,311
Accounts payable and accrued expenses		3,584,153
		129,213,688
Member's equity		30,956,523
	$	160,170,211

See accompanying notes.

FLOW TRADERS US LLC

Notes to Statement of Financial Condition

December 31, 2011

1.   **Organization and Business**

Flow Traders US LLC (the "Company"), a Delaware limited liability company, was organized on April 22, 2009. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of various U.S. securities and futures exchanges. The Company engages primarily in the proprietary trading of exchange-traded equity securities and financial futures contracts.

2.   **Summary of Significant Accounting Policies**

Revenue Recognition and Securities Valuation
Securities transactions and related revenue and expenses are recorded on a trade date basis and, accordingly gains and losses are recorded on unsettled transactions. Futures gains and losses are recorded when contracts are liquidated.

All financial instruments are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification (ASC) 820 - Fair Value Measurement and Disclosures (see Note 5).

Unrealized gains and losses on open futures contracts are included in receivable from and payable to broker-dealer in the statement of financial condition.

Realized and unrealized gains or losses from securities and futures trading are included in trading gains in the statement of operations.

Depreciation and Amortization
Equipment and furniture is being depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are being amortized on a straight-line basis over the term of the associated lease.

Income Taxes
No provision has been made for federal income taxes as the taxable income or loss of the Company is included in the respective income tax return of the sole member.

Use of Estimates
The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at year-end exchange rates, while revenue and expenses are translated to U.S. dollars at prevailing rates during the year. Net gains or losses resulting from foreign currency translations are included in net income in the accompanying statement of operations.

3. **Clearing Agreements**

    The Company has Joint Back Office ("JBO") clearing agreements with two clearing brokers. The agreements allow JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of these agreements, the Company has invested $60,000 in the preferred shares/interest of its clearing brokers. The Company's investment in clearing brokers is reflected as other assets in the statement of financial condition. Under the rules of the CBOE Stock Exchange, the agreements require that the Company maintain a minimum net liquidating equity of $1 million with each of its clearing brokers, exclusive of its preferred stock/interest investment.

4. **Derivative Financial Instruments and Off-Balance Sheet Risk**

    In the normal course of business the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk that include equity and index options and short stocks. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value and gains and losses from derivative financial instruments are included in trading gains in the statement of operations.

    Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price. Fair value of futures contracts is included in receivable from broker-dealers. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk.

    Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified instrument under agreed terms. As a writer of options contracts, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

    Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

    Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

5.　　**Fair Value Disclosure**

ASC 820, Fair Value Measurements and Disclosures, requires enhanced disclosures about investments that are measured and reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs　　Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs　　Valuation is based on other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs　　Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	Level 1
Assets	
Securities owned	
Equities	$ 148,967,696
Liabilities	
Securities sold, not yet purchased	
Equities	$ 109,412,749

At December 31, 2011, the Company had net unrealized gains on open futures contracts totaling $1,868,424, which were level 1 investments. This amount is reflected in payable to broker-dealer in the statement of financial condition. At December 31, 2011, the Company held no Level 2 or 3 investments.

6.   **Credit Concentration**

At December 31, 2011, a significant credit concentration consisted of approximately $23 million, representing the market value of the Company's trading accounts carried by one of its clearing brokers.   The Company has an agreement with Bank of America guaranteeing payment from above clearing broker.   Management does not consider any credit risk associated with this net receivable to be significant.

7.   **Receivable from and Payable to Brokers and Dealers**

Receivable from and payable to broker-dealers includes cash balances held at the Company's brokers and the unrealized gains and losses on open futures contracts and the net amount receivable or payable for securities transactions pending settlement.   The brokers provide execution, clearing and depository services for the Company's securities and futures trading activities.

8.   **Related Party Transactions**

At December 31, 2011, the Company had receivables from 3 affiliates, related by common ownership, totaling approximately $288,000.   These receivables represent amounts paid by the Company for expenses on behalf of the affiliates.

9.   **Loan Payable to Broker-Dealer**

At December 31, 2011, the Company had a loan payable to one of its clearing brokers, Merrill Lynch Professional Clearing Corp. ("MLPro") totaling $149,475. The loan proceeds were used to acquire exchange membership interests. The loan is payable on demand.

10.   **Lease Commitment**

The Company conducts its operations in leased office facilities and annual rentals are charged to current operations.

The minimum annual rental commitments under a non-cancelable operating lease are approximately as follows as of December 31, 2011:

Year Ending December 31	Amount
2012	$ 365,000
2013	365,000
2014	60,000
Total	$ 790,000

11.   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $300,000 or $6\frac{2}{3}$% of "aggregate indebtedness", as defined.

At December 31, 2011, the Company had net capital and net capital requirements of $8,603,491 and $300,000, respectively.

12.   **Subsequent Events**

The Company's management has evaluated events and transactions through February 24, 2012, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULES

FLOW TRADERS US LLC

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

December 31, 2011

Computation of net capital

Total member's equity			$	30,956,523
Deductions and/or charges:				
Nonallowable assets:				
Furniture, equipment and leasehold improvements, net	$	2,775,101		
Receivable from affiliates		288,125		
Other assets		711,351		(3,774,577)
Commodity futures contracts and spot commodities proprietary capital charges		1,366,719		(1,366,719)
Net capital before haircuts on securities positions				25,815,227
Haircuts on securities:				
Trading and investment securities:				
Other securities	$	17,211,736		(17,211,736)
Net capital			$	8,603,491

Computation of basic capital requirement

Minimum net capital required (greater of $300,000 or 6 ⅔% of aggregate indebtedness)		300,000
Net capital in excess of net capital requirement	$	8,303,491

Computation of aggregate indebtedness

Aggregate indebtedness	$	0
Ratio of aggregate indebtedness to net capital	%	0.00

There are no material differences between the above computation and the Company's corresponding amended unaudited Form FOCUS Part II filing as of December 31, 2011.

See accompanying notes.

FLOW TRADERS US LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2011

The Company did not handle any customer cash or securities during the period ended December 31, 2011 and does not have any customer accounts.

FLOW TRADERS US LLC

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2011

The Company did not handle any customer cash or securities during the period ended December 31, 2011 and does not have any customer accounts.

 **R&J**

RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Member of
Flow Traders US LLC:

In planning and performing our audit of the statement of financial condition of Flow Traders US LLC (the Company), as of December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included test of such stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1)   Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

(2)   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph.   In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statement will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the CBOE Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 24, 2012